UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 2)*

Danaos Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y1968P121
(CUSIP Number)

Hamburg Commercial Bank AG Gerhart-Hauptmann-Platz 50 20095 Hamburg, Germany Tel: +49 40 3333-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1968P121
1.	Names of Reporting Persons:
Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG)
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Germany

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): BK

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the initial Schedule 13D (the “Initial Schedule 13D”) filed by Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) (the “Reporting Person”) with the United States Securities and Exchange Commission (the “SEC”) on August 17, 2018, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on December 17, 2018 (the Initial Schedule 13D, as amended by Amendment No. 1 to Schedule 13D, the “Schedule 13D”). The Schedule 13D, as amended by this Amendment, relates to the common stock, par value $0.01 per share (the “Common Stock”), of Danaos Corporation, a Marshall Islands corporation (the “Company”).

Item 2.	Identity and Background.

The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows, in order to reflect the change in the legal name of the Reporting Person:

This Schedule 13D is being filed by Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG), a corporation organized under the laws of the Federal Republic of Germany (the “Reporting Person”). The address of the principal place of business of the Reporting Person is Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

On November 9, 2020, the Reporting Person and Promontoria North Shipping Designated Activity Company (“Promontoria”) entered into an Elevation Agreement (the “Elevation Agreement”) pursuant to which full legal title in the 3,138,748 shares of Common Stock previously reported in this Schedule 13D as beneficially owned by the Reporting Person (as adjusted to give effect to the Company’s 1-for-14 reverse stock split implemented on May 2, 2019), has been transferred, distributed and elevated from the Reporting Person to Promontoria. As of the date hereof and as a result of the Elevation Agreement, the Reporting Person does not beneficially own any shares of Common Stock. Pursuant to the terms of the Elevation Agreement, the Reporting Person assigned to Promontoria all rights and obligations of the Reporting Person under the Stockholders Agreement and the Registration Rights Agreement which the Company had previously entered into with Reporting Person, among other parties. This description of the Elevation Agreement is qualified in its entirety by the terms of the Elevation Agreement, which is filed as an exhibit to this Schedule 13D.

During the sixty (60) days prior to November 9, 2020 (the “Event Date”), and from the Event Date to the filing date of this Schedule 13D, there were no purchases or sales of shares of the Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof, except as expressly set forth in this Schedule 13D.

On November 9, 2020, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following exhibit:

Exhibit 7.6	Elevation Agreement, dated as of November 9, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2020

HAMBURG COMMERCIAL BANK AG

By:	/s/ N. Krüger

Name:	N. Krüger
Title:	Director

By:	/s/ M. Eltermann

Name:	M. Eltermann
Title:	Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).